FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Media Information

5 September 2005

    BG Group and its partners announce first LNG from Egyptian LNG Train 2

BG Group and its partners, PETRONAS, the Egyptian General Petroleum Corporation
(EGPC) and the Egyptian Natural Gas Holding Company (EGAS) today announced the start-up of Egyptian LNG Train 2, some nine months ahead of schedule. Early cargoes from the new facility will be lifted later this year by BG Group and Asean LNG Trading Company Limited (ALTCO), a subsidiary of PETRONAS.

Speaking today, Stuart Fysh, BG Group's Managing Director for the Mediterranean Basin and Africa, said: "We are delighted to announce the start-up of ELNG Train 2, some nine months ahead of schedule. This, along with the early delivery of Train 1 by more than three months, sets a new benchmark for the delivery of a green-field LNG project.

"It also represents a significant milestone in the development of the Egyptian natural gas industry and an outstanding achievement for BG Group and the Egyptian Ministry of Petroleum. The early delivery of this project will create substantial additional value for Egypt, BG and our partners," Fysh said.

The entire 3.6 million tonne per annum (mtpa) output of the second train has been sold to BG Gas Marketing under a 20 year sales and purchase agreement.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2004.

Notes to Editors:

BG Group is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration & Production, Liquefied Natural Gas, Transmission & Distribution and Power Generation.

BG is an important participant in the development of the gas business in Egypt, with both upstream and downstream investments. It has interests in two gas producing areas offshore the Nile Delta - the Rosetta fields and the West Delta Deep Marine (WDDM) Concession. The first WDDM fields - Scarab and Saffron - started production in March 2003. The Simian Sienna field commenced production on 15 April 2005 and the Sapphire field in WDDM is currently being commissioned to supply the $1.9 billion Egyptian LNG project.

In July 2005, BG Egypt signed two new concession agreements for the El Manzala and El Burg Offshore Areas. BG holds a 100 per cent interest in the El Manzala Offshore Concession Area and a 70 per cent interest in the El Burg Concession Area with PETRONAS holding the remaining 30 per cent. BG is the operator of both concessions.

The first cargo from Egyptian LNG Train 1 was lifted on 29 May 2005 by ALTCO, a subsidiary of PETRONAS. Partners in Egyptian LNG Train 1 include; BG Group (35.5%), PETRONAS (35.5%), the Egyptian Natural Gas Holding Company (12.0%), the Egyptian General Petroleum Corporation (12.0%) and Gaz de France (5.0%).

Enquiries:

Communications +44 (0) 118 929 3717

Out of hours media mobile: +44 (0) 791 718 5707
Investor Relations +44 (0) 118 929 3025

Website: www.bg-group.com

 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 05 September, 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary